FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 29 November 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: 29 November 2018, London UK - LSE Announcement

GSK - Update on Strategic Review of Horlicks

As disclosed previously, in March 2018, GlaxoSmithKline Plc ("GSK") announced a strategic review of Horlicks and its other consumer healthcare nutrition products. The majority of Horlicks and other GSK nutrition products sales are generated in India by GlaxoSmithKline Consumer Healthcare Limited (the "GSKCH"). In response to recent press speculation, GSK confirms that consideration is being given to a potential transaction that includes a merger of GSKCH. There can be no assurance that a transaction will result from the review process or the evaluation of this option nor has any decision on the matter been made by the Company.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 267 253 7349	(North Carolina)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statementsGSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D Principal risks and uncertainties in the company's Annual Report on Form 20-F for 2017.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: November 29, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc